SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 February, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 03 February 2016
Exhibit 1.2	Director/PDMR Shareholding dated 04 February 2016
Exhibit 1.3	Director/PDMR Shareholding dated 05 February 2016
Exhibit 1.4	Transaction in Own Shares dated 09 February 2016
Exhibit 1.5	Director/PDMR Shareholding dated 10 February 2016
Exhibit 1.6	Director/PDMR Shareholding dated 10 February 2016
Exhibit 1.7	Director/PDMR Shareholding dated 10 February 2016
Exhibit 1.8	Holding(s) in Company dated 11 February 2016
Exhibit 1.9	Director/PDMR Shareholding dated 17 February 2016
Exhibit 1.10	4Q 2015 Scrip Dividend Reference Price dated 18 February 2016
Exhibit 1.11	Director/PDMR Shareholding dated 18 February 2016
Exhibit 1.12	Holding(s) in Company dated 18 February 2016
Exhibit 1.13	Director/PDMR Shareholding dated 22 February 2016
Exhibit 1.14	Directorate Change dated 25 February 2016
Exhibit 1.15	Total Voting Rights dated 29 February 2016

Exhibit 1.1

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 2 February 2016 by Mr R.T. Fryar, a person discharging managerial responsibility in BP p.l.c., that on 2 February 2016 he purchased 34,500 BP ADSs (ISIN number US0556221044) at a price of US$ 29.00 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 4 February 2016 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 4 February 2016 he sold 10,000 BP ordinary shares (ISIN number GB0007980591) in London at £3.427050 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified by Mr H L McKay (a person discharging managerial responsibility in BP p.l.c.) that on 4 February 2016 he elected to receive Restricted Share Units equivalent to the number of ADSs (ISIN number US0556221044) shown below, at a price of $29.66 per ADS, under the BP Restricted Share Plan II which will be granted on 15 March 2016. This is a conditional award, matched on a one-for-one basis with Restricted Share Units. These awards of Restricted Share Units are expected to vest in early 2019 depending on the Company's assessment of safety and environmental sustainability over a three year period, commencing on 1 January 2016 and ending on 31 December 2018. These performance conditions are consistent with the participant's grant letter under the BP Restricted Share Plan II. Mr H L McKay will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

Deferred Award (including matched shares)

ADS equivalents
Mr H L McKay	RSU awards	65,088 Restricted Share Units
	matching RSU awards	65,088 Restricted Share Units

BP p.l.c. has also been notified by the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.) elected to participate in the BP Annual Cash Bonus Deferral Plan. The company announces that on 8 March 2016, in accordance with the plan, the senior executives will acquire either the number of BP Ordinary Shares (ISIN number GB0007980591) at £3.32 per share or the number of ADSs (ISIN number US0556221044) at $29.66 per ADS shown against their respective names.  They will also be granted the number of Restricted Share Units shown against their respective names.  The Ordinary Shares, the ADSs and the Restricted Share Units are all subject to a three-year retention period and are expected to vest in early 2019.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr R Bondy	04 February 2016	45,816	86,466
Mr T Erginbilgic	05 February 2016	63,087	104,450
Mr B Looney	05 February 2016	42,229	79,679
Mr H Schuster	04 February 2016	25,166	50,333
Mr D Sanyal	05 February 2016	35,100	66,227

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr R Fryar	04 February 2016	7,315	12,111

The plan participants will be entitled to any dividends paid on the Ordinary Shares or ADSs.  In addition, they will be entitled to additional Ordinary Shares or ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 9 February 2016 it transferred the following number of ordinary shares, which were previously held as treasury shares, in connection with distributions to participants in certain of its employee share schemes:

Date of transfer:                                                 9 February 2016
Number of ordinary shares transferred:         101,100,000

Following the above transfer, BP p.l.c. holds 1,623,966,662 ordinary shares in treasury, and has 18,484,804,311 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 February 2016 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.3445 per share through participation in the BP ShareMatch UK Plan on 10 February 2016:-

Director

Dr B. Gilvary                95 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                95 shares
Mr B. Looney              95 shares
Mr D. Sanyal               93 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility

The Company announces that on 9 February 2016, the following vesting of shares previously awarded were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"), under the deferred matching element.

The Deferred Matching Vesting 2012:

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley ADSs	89,904	42,340	47,564

Dr B Gilvary ordinary shares	380,905	179,385	201,520

This is the vesting and release of the deferred and matched shares awarded in 2013 in respect of the 2012 bonus and includes dividends accrued on the award.  These share awards were subject to a review of safety and environmental performance over the three year period from 2013 to 2015.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. has been notified on 10 February 2016 that the following senior executive whose names is listed below (a person discharging managerial responsibility in BP p.l.c.), elected to participate in the BP Annual Cash Bonus Deferral Plan.  The company announces that on 8 March 2016, in accordance with the plan, Mr Hopwood will acquire the number of ADSs (ISIN number US0556221044) at $29.66 per ADS shown against his name.  He will also be granted the number of Restricted Share Units shown against his name.  The ADSs and the Restricted Share Units are all subject to a three-year retention period and are expected to vest in early 2019.

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr A Hopwood	9 February 2016	6,996	12,052

Mr Hopwood, as a plan participant will be entitled to any dividends paid on the ADSs.  In addition, he will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from BlackRock, Inc. on 10 February 2016 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Baseline notification required as a result of the implementation of changes to the transparency directive
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	4 February, 2016
6. Date on which issuer notified:	10 February, 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	1,046,705,234	1,046,705,234	N/A	N/A	720,610,816	N/A	3.91%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending	363,431,264	1.97%
American Depository Receipts	30,462,046	0.16%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	1,002,619	Nominal	Delta
0.00%	0.00%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,115,506,745	6.06%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Annex

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
Xulu, Inc.

Exhibit 1.9

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 17 February 2016, that on 16 February 2016, the following senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names as the result of the vesting of awards made under the BP Share Value Plan, following a three year performance period, and including additional ADSs representing the value of reinvested dividends and adjusted for tax on those ADSs which vested.

Mr R. Fryar	30,128
Mr A. Hopwood	35,331
Mr H.L. McKay	71,894

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.10

18 February 2016

BP p.l.c.
Fourth quarter interim dividend for 2015
Scrip Dividend Programme

On 2 February 2016, the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter 2015 would be US$0.10 per ordinary share (US$0.60 per ADS). This interim dividend is to be paid on 24 March 2016 to shareholders on the share register on 12 February 2016. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative will be made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

The 'Reference Share Price' for the issue of new ordinary shares under the scrip dividend alternative is:

US$4.786 for each new ordinary share.

For holders of ordinary shares this is equivalent to 1 new share for approximately every 47.86 shares held prior to the ex-dividend date of 11 February 2016.

The Reference Share Price is the average of the US dollar equivalent of the closing mid price quotation for a BP ordinary share on the London Stock Exchange Daily Official List for the five consecutive dealing days beginning on the ex-dividend date of 11 February 2016. The US dollar equivalent price each day is calculated from the sterling closing mid price using the exchange rate published by the Bank of England at 4pm each day.

The 'Reference ADS Price' for the issue of new ADSs under the scrip dividend alternative is:

US$28.766 for each new ADS.

For holders of ADSs this is equivalent to 1 new ADS for approximately every 47.943 ADSs held prior to the ex-dividend date of 10 February 2016.

The Reference ADS Price is calculated by multiplying the Reference Share Price by six (as there are six ordinary shares underlying each ADS) and adjusting for the fee payable to the Depositary under the ADS Deposit Agreement (US$0.05 per ADS). Prior to the 2012 first quarter dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a tax tribunal decision in 2012, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems.

Dividends payable in cash in sterling on 24 March 2016 will be converted from US dollars at the average of the market exchange rates for the four dealing days from 8 March to 11 March 2016. The sterling cash dividend will be announced to the London Stock Exchange on 14 March 2016.

The latest date for receipt of elections to participate in the Scrip Dividend Programme for this interim dividend is 7 March 2016. Shareholders must return their mandate form or otherwise input their CREST elections, to be received by BP's Registrar, Capita, by 5.00 pm (London time) on 7 March 2016, and ADS holders must return their election form to the Depositary, JPMorgan Chase Bank N.A., by 5.00 pm (New York time) on that date. Elections received after this deadline will apply to subsequent dividends only. Unless revoked by you, your scrip dividend election will apply for all future dividends for which a scrip dividend is offered.  Evergreen elections for CREST shareholders will not be accepted and elections will revert to cash by default after the payment of each dividend.

Details of the fourth quarter 2015 dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

Exhibit 1.11

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 18 February 2016, that on 17 February 2016, the following senior executive (a person discharging managerial responsibility) in BP p.l.c. acquired the number of BP ADSs (ISIN number US0556221044) shown opposite her name as the result of the vesting of an award made under the BP Share Value Plan, following a three year performance period, and including additional ADSs representing the value of reinvested dividends and adjusted for tax on those ADSs which vested.

Mrs K. Landis	28,408

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.12

BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from BlackRock, Inc. on 17 February 2016 of the information contained below:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c. GB0007980591
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Baseline notification required as a result of the implementation of changes to the transparency directive
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	15 February, 2016
6. Date on which issuer notified:	17 February, 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	720,610,816	720,610,816	N/A	N/A	1,001,796,079	N/A	5.41%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending	87,161,514	0.47%
American Depository Receipts	30,284,638	0.16%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	894,739	Nominal	Delta
0.00%	0.00%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,120,136,970	6.05%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Annex

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

This notice is given in fulfillment of the obligation under DTR 5.6.

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
Xulu, Inc.

Exhibit 1.13

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 22 February 2016, that the following senior executives (all persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 19 February 2016 as the result of the vesting of awards made under the BP Share Value Plan following a three year performance period and including additional ordinary shares representing the value of reinvested dividends and adjusted for tax on those ordinary shares which vested.

Mr R. Bondy	224,490
Mr M.T. Erginbilgic	163,191
Mr B. Looney	168,369
Mr D. Sanyal	138,434
Mr H. Schuster	122,630

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP p.l.c.
Directorate Change

The board of BP p.l.c. announces that Mr Antony Burgmans and Mr Phuthuma Nhleko will be not be offering themselves for re-election as Non-Executive Directors at the annual general meeting of BP p.l.c. to be held in April 2016. This will conclude 12 years of service with the board for Mr Burgmans.  Mr Nhleko is standing down in order to concentrate on his other business commitments after 5 years of service on the board.

This announcement is given in fulfilment of the obligation under LR 9.6.11(2).

Exhibit 1.15

BP p.l.c.
Total voting rights and share capital

As at 29 February 2016, the issued share capital of BP p.l.c. comprised 18,485,880,512 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,622,890,461. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,490,963,012. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 10 March 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary